Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated January 11, 2007	Registration Statement No. 333-135490

European Investment Bank
JPY 50,000,000,000 2.15% Notes due 2027
Final Term Sheet

Issuer:	European Investment Bank
Ratings:	Aaa/AAA/AAA
Currency/Size:	JPY 50,000,000,000
Settlement:	18 January 2007
Maturity:	18 January 2027
Interest Payment Dates:	18 January, 18 July in each year
Coupon:	2.15% (semi-annual)
Reoffer/Issue Price:	99.525%
Yield:	2.18%
Benchmark:	JL92
Spread:	JL92 + 5bps
Denominations:	JPY100,000
Lead:	Nomura
Co-leads:	Daiwa/Merrill/Mitsubishi/Mizuho/Nikko
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data//33745/000095015706000723/form-sb_a.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at +44 (0)207 521 5652.